[Company Letterhead]

December 5, 2006

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Scott Anderegg

Re:	Burlington Coat Factory Investments Holdings, Inc.

Registration Statement on Form S-4

Filed October 10, 2006

Amendment No. 1 to Registration Statement on Form S-4

Filed December 5, 2006

File No. 333-137917

Burlington Coat Factory Warehouse Corporation and co-registrants

Registration Statement on Form S-4

Filed October 10, 2006

Amendment No. 1 to Registration Statement on Form S-4

Filed December 5, 2006

File No. 333-137916

Ladies and Gentlemen:

On behalf of Burlington Coat Factory Investments Holdings, Inc. and Burlington Coat Factory Warehouse Corporation and co-registrants (collectively, the “Company”) and in response to the letter (the “Comment Letter”) dated November 8, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Paul C. Tang, Esq., the Company’s General Counsel, please find the Company’s responses to the Comment Letter.

The numbered paragraphs below set forth the Comment Letter together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Company’s responses are references to the page numbers in the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “registration statement”) filed with the Commission on December 5, 2006.

Registration Statement on Form S-4, File No. 333-137917

General

1.	Staff Comments: Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response: The Company confirms that no pictures, graphics, artwork or other gatefold information will be used in the prospectus.

Securities and Exchange Commission

Registration Statement on Form S-4

December 5, 2006

Outside Front Cover Page of Prospectus

2.	Staff Comments: We note your disclosure that the offer will close at 5:00 p.m. As currently disclosed the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm for us that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: The Company confirms that the offer will be open at least through midnight on the twentieth business day. The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.	Staff Comments: Please confirm that your cover page will be no longer than one page.

Response: The Company confirms that the cover page will be no longer than one page.

Trademarks, page i

4.	Staff Comments: Please move your trademarks discussion so this disclosure appears after the risk factors section and, in an appropriate location, augment your disclosure to provide the duration of your intellectual property. See Item 101(c)(iv) of Regulation S-K. Also, relocate the second paragraph that appears on this page so it appears following the risk factors.

Response: The Company has moved the trademark discussion and revised the trademark disclosure in the prospectus in response to the Staff’s comments.

Prospectus Summary, page 1

5.	Staff Comments: Please limit your use of defined terms in your registration statement. Your disclosure should be such that defined entities or terms are clear from their context. If the defined entities or terms are not clear from their context, please revise your disclosure language accordingly.

Response: In response to the Staff’s comment, the Company has removed certain defined terms from the first italicized paragraph of the Prospectus Summary. The Company has left certain defined terms in the first italicized paragraph of the Prospectus Summary as defining such terms initially, in the Company’s opinion, will aid investors in their reading and understanding of the disclosure.

Securities and Exchange Commission

Registration Statement on Form S-4

December 5, 2006

6.	Staff Comments: We note your statement that the prospectus summary might not contain all the information that is important to an investor. However, the prospectus summary should highlight all material information for an investor. Please revise your disclosure language accordingly.

Response: The Company has revised the disclosure on page 1 in response to the Staff’s comment.

7.	Staff Comments: Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your summary appears lengthy and repeats much of the information fully discussed later in your document. For example, the discussion of your business strategy on page 3 is identical to your disclosure on page 63. Please revise to eliminate the “Our Competitive Strengths” and the “Our Business Strategy” sections. See Instruction to Item 503(a) of Regulation S-K.

Response: The Company has revised the disclosure in the Prospectus Summary pursuant to the Staff’s comment.

Our Competitive Strengths, page 2

8.	Staff Comments: Please revise to explain what “margin guarantees” are and how it is a risk to vendors.

Response: The Company has revised the disclosure on page 66 pursuant to the Staff’s comment.

Our Business Strategy, page 3

9.	Staff Comments: Please revise to explain what “drop shipping” is.

Response: The Company has revised the disclosure on pages 19 and 39 pursuant to the Staff’s comment.

The Transactions, page 4

10.	Staff Comments: Please include an organizational chart that clarifies your business structure, including your subsidiaries, before and after the transactions.

Response: The Company has revised the disclosure on page 3 to include organizational charts before and after the description of the transactions in response to the Staff’s comment.

Summary of Exchange Offer, page 6

11.	Staff Comments: You disclose that the old notes will be exchanged rather then exchanged promptly upon expiration of the exchange offer. You also indicate that you

Securities and Exchange Commission

Registration Statement on Form S-4

December 5, 2006

will return any old notes not accepted by you for any reason “as promptly as possible” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer as applicable. Please revise here and throughout your document, as necessary.

Response: The Company has revised the disclosure on page 4 and throughout the registration statement in response to the Staff’s comment.

Risk Factors, page 14

12.	Staff Comments: In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	If we are not able to respond to fashion trends..., page 21

•	Our business could suffer as a result of manufactures’ or vendors’ inability..., page 22

•	Our management system may fail.., page 24

•	A decline in general economic conditions may lead..., page 24

•	We are subject to numerous regulations. Changes in such regulations…, page 25

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response: The Company has revised the risk factor disclosure on pages 17–22 to eliminate generic risks, and to revise risks to state specific material risks, in response to the Staff’s comment.

13.	Staff Comments: Also, please revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide. See as examples, “We are sole obligor under the notes...” on page 18 and “We may not be able to make the change of control offer required...” on page 19.

Response: The Company has revised the risk factor disclosure on pages 13–17 in response to the Staff’s comment.

Risks Factors Related to the Offering, page 15

Servicing our debt will require a significant amount of cash… page 15

14.	Staff Comments: Please quantify the total amount of indebtedness outstanding and the amount of cash required to service your outstanding indebtedness.

Securities and Exchange Commission

Registration Statement on Form S-4

December 5, 2006

Response: The Company has revised the disclosure on page 14 in response to the Staff’s comment.

Risks Related to Our Business, page 20

Our growth strategy includes the addition of a significant number of new stores… page 20

15.	Staff Comments: Please quantify the “significant” number of new stores that you anticipate opening on a short- and long-term basis.

Response: The Company has revised the disclosure on page 18 in response to the Staff’s comment.

The Exchange Offer, page 30

16.	Staff Comments: You state that you will give notice of your offering’s extension by press release or other public announcement before 9:00 a.m. on the next business day after the scheduled expiration date. According to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend your offering.

Response: The Company confirms it will disclose the number of securities tendered as of the scheduled expiration date if it extends the offering.

Unaudited Pro Forma Consolidated Statement of Operations for the Twelve Months Ended June 3, 2006, page 39

17.	Staff Comments: Please expand your disclosure to explain the nature of the pro-forma adjustment for the impact of purchase accounting on straight-line rent income, rent expense and leasehold amortization.

Response: The Company has revised the disclosure on pages 36–37 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results… page 40

18.	Staff Comments: You state that you are a “nationally recognized” retailer of high-quality, branded apparel at every day low prices. However, you have not indicated whether the source of this information is based upon management’s belief, industry data, reports, articles, or any other source. If this statement, or any other statement throughout your document, is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of that belief. If the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

Securities and Exchange Commission

Registration Statement on Form S-4

December 5, 2006

Response: The Company has revised the disclosure on page 38 to note that the Company is a “nationally recognized” retailer based on industry reports in response to the Staff’s comment. The Company is providing supplemental materials via FedEx delivery to the Staff in connection with this comment.

19.	Staff Comments: Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that you have experienced declining margins. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: The Company has revised the disclosure on pages 38–40 in response to the Staff’s comment. The Company is not currently aware of any material trends that relate directly to the Company or to the retail industry at this time. As noted in the Company’s disclosure, its highest sales are generated during the five-month period from September through January, the back-to-school and holiday seasons. As the Staff will note in the amended registration statement, the Company experienced an increase in its first quarter gross margin; hence it does not believe that declining margin is a trend. Also, as noted in the registration statement, in addition to sales initiatives, management is focused on the following areas: new store openings, tiered assortment to address local customer preferences and continuing to leverage the Company’s central distribution capabilities all in an effort to drive profitability.

Results of Operations, page 43

Pro Forma Fiscal Year Ended June 3, 2006 Compared with the Fiscal Year Ended May 28, 2005, page 44

20.	Staff Comments: Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in sales is due to comparative store sale increases, expand your explanations to describe how and why you achieved the increases in comparable store sales. Additionally, please supplement your discussion to indicate whether the changes represent trends expected to continue into the future. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company has revised the disclosure on pages 49–51 in response to the Staff’s comment. As previously noted in response to Comment 19, the Company is not currently aware of any material trends that might continue into the future.

Securities and Exchange Commission

Registration Statement on Form S-4

December 5, 2006

Selling and Administrative Expense, page 45

21.	Staff Comments: Your disclosure of the increase in selling and administrative expense excluding merger related costs represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Please revise your disclosure as follows:

•	provide a reconciliation to the most comparable GAAP measure;

•	indicate the reasons why you believe presentation of this non-GAAP measure provides useful information to investors; and

•	disclose how management uses the non-GAAP measure.

Response: The Company has revised the disclosure on page 46 to remove the non-GAAP measure in response to the Staff’s comment.

Management, page 72

22.	Staff Comments: Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

Response: The Company has revised the disclosure on page 77 in response to the Staff’s comment.

Employment Agreements, page 76

23.	Staff Comments: Please disclose the base salaries for each of the named executive officers. See Item 402(h) of Regulation S-K.

Response: The Company has revised the disclosure on page 80 in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 78

24.	Staff Comments: Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Bain Capital, LLC, Bain Capital Integral Investors, LLC, Bain Capital Fund IX, LLC, BCIP TCV, LLC and BCIP-G Associates.

Response: The determination of whether a person or entity is the beneficial owner of securities for purposes of Section 13(d) depends upon an analysis of the facts and circumstances. One must determine whether the person or entity in fact has or shares investment power or voting power with respect to the securities. Where one or more individuals are empowered to vote portfolio securities, but only at the direction of (or as nominee for) someone else, those persons are not deemed beneficial owners of the securities. See Calvary Holdings, Inc. vs. Chandler, 948 F.2d 59, 61 (1st Cir. 1991).

Securities and Exchange Commission

Registration Statement on Form S-4

December 5, 2006

In the case of Bain Capital Investors, LLC, the investment and voting decisions are made jointly by three or more individuals. Under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d). See Southland Corp. (July 8, 1987). Based upon this analysis, no individual managing director of Bain Capital Investors, LLC exercises investment and voting control over the securities, except with respect to the shares in which he directly holds a pecuniary interest. The Company has revised the disclosure on page 82 in response to the Staff’s comment.

Advisory Agreement, page 80

25.	Staff Comments: Please expand your disclosure to provide additional information regarding the management and consulting services and financial and other advisory services” that Bain Capital will provide in exchange for $4 million annually.

Response: The Company has revised the disclosure on pages 84–85 in response to the Staff’s comment.

Certain United States Federal Income Tax Considerations, page 132

26.	Staff Comments: Please revise the caption to remove the term “certain” and clarify that you have disclosed the material U.S. federal income tax “consequences.” Refer to Item 4(a)(6) of Form S-4.

Response: The Company has revised the disclosure on page 137 in response to the Staff’s comment.

27.	Staff Comments: Please disclose that the exchange offer “will” not be treated as an “exchange” for federal income tax purposes or advise us why you were unable to state the tax consequences with greater certainty. We note that the cover page of the registration statement indicates that the exchange will not be taxable whereas disclosure elsewhere indicates that the exchange should not be taxable.

Response: The Company has revised the disclosure on the cover page of the registration statement to indicate that the exchange “should not” be a taxable exchange. The Company believes it is unable to state with certainty that the exchange offer “will not” be taxable as the Company’s analysis is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice as of the current date, which indicate that the exchange should not be treated as a taxable event. However, the Internal Revenue Service may take a contrary view, and legislative, judicial or administrative changes or interpretations may arise that could alter or modify the current position that the exchange is not considered a taxable event.

Securities and Exchange Commission

Registration Statement on Form S-4

December 5, 2006

Consolidated Financial Statements, page F-1

28.	Staff Comments: Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

Response: The Company has updated the financial statements and related financial information in response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-8

Commitments and Contingencies, page F-34

29.	Staff Comments: We note your discussion on page 70 of a putative class action complaint filed on January 27, 2006 by a stockholder of Burlington Coat Factory Warehouse Corporation. We further note that you entered into a memorandum of understanding for a settlement wherein the lawsuit will be dismissed in consideration of additional disclosures in the proxy statement supplement related to the merger and the payment of the plaintiff’s legal fees. Please confirm to us that these legal fees have been recorded in your financial statements as of June 3, 2006 and is part of your $1.3 million reserve as of that date.

Response: The putative class action is insured under the Company’s Directors’ and Officers’ insurance policy. Hence, the Company’s exposure with respect to this litigation is limited to $100,000, the amount of the Company’s insurance deductible. This amount was included in the Company’s reserves as of June 3, 2006.

Exhibit 5.1

30.	Staff Comments: The legal opinion refers to the “General Corporation Law of the State of Delaware.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Response: The Company has filed counsel’s written confirmation as correspondence on the EDGAR system in response to the Staff’s comment.

31.	Staff Comments: Counsel states that it assumes no obligation to revise or supplement the opinion should the laws of the States of New York or Delaware or the federal law of the United States be changed by legislative action, judicial decision or otherwise. Please be

Securities and Exchange Commission

Registration Statement on Form S-4

December 5, 2006

aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Response: Counsel has deleted the language in response to the Staff’s comment.

Exhibit 99.1 - Form of Letter of Transmittal

32.	Staff Comments: Please revise the letter of transmittal to include the representations set forth in the Shearman & Sterling no-action letter (July 2, 1993).

Response: The Company has revised Exhibit 99.1, the letter of transmittal, in response to the Staff’s comment.

Registration Statement on Form S-4, File No. 333-137916

33.	Staff Comments: Please revise to comply, as applicable, with our comments above,

Response: The Company has revised Registration Statement on Form S-4, File No. 333-137916, as applicable, in response to the foregoing comments.

34.	Staff Comments: Please disclose on the cover page that the senior notes are guaranteed. Revise the disclosure throughout to state the nature of the subsidiary guarantees. Please clarify whether the subsidiary guarantors will provide “full” and unconditional guarantees of the senior notes.

Response: The Company has revised the disclosure on the cover page and throughout the registration statement in response to the Staff’s comment.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Joshua N. Korff of Kirkland & Ellis LLP at (212) 446-4943. Please send any further comments via facsimile to Mr. Korff at (212) 446-4900.

Sincerely,

/s/ Paul C. Tang Paul C. Tang, Esq.
General Counsel

cc:	Melanie S. Grant, Esq.

Joshua N. Korff, Esq.